

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 31, 2012

Via E-mail
James Christie
Chief Executive Officer
Anglesea Enterprises, Inc.
13799 Park Blvd, Suite 147
Seminole, FL 33776

   Re: Anglesea Enterprises, Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed May 25, 2012
     File No. 333-179147

Dear Mr. Christie:

  This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note the absence of current financial statements. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please amend the registration statement to include current financial statements as required by Article 8-08 of Regulation S-X. Please also ensure that an updated consent from your auditor is filed as an exhibit to the amendment.

  You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

  Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

         Sincerely,

         /s/ Maryse Mills-Apenteng

         Maryse Mills-Apenteng
         Special Counsel

cc: Via E-mail
   Lawrence Metelitsa, Esq.
   Lucosky Brookman LLP